Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE
Agrium receives Australian foreign investment approval
October 3, 2010 — ALL AMOUNTS ARE STATED IN AUD (A$)
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has received clearance from Australia’s Foreign Investment Review Board (“FIRB”) regarding Agrium’s proposed acquisition of AWB Limited (“AWB”) under the previously announced scheme of arrangement at a price of A$1.50 per share. FIRB has notified Agrium that there are no objections to the proposed acquisition in terms of the Australian Government’s foreign investment policy.
As a result, the condition precedent to the Scheme Implementation Deed between Agrium and AWB in relation to this approval is now satisfied.
AWB and Agrium continue to progress the process of seeking the required regulatory, shareholder and court approvals.
AWB is a company listed on the Australian Securities Exchange (ASX) more information is available at the ASX website www.asx.com.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
About AWB
AWB was formed in 1939 as the Australian Wheat Board and was Australia’s statutory grain marketing authority for over 60 years. Operations are conducted through two main divisions: Landmark and Commodity Management. Landmark Rural Services is Australia’s largest distributor of merchandise and fertilizer, with over 400 locations across Australia and New Zealand providing a diverse range of rural services including rural merchandise, crop chemicals, fertilizer, livestock, wool marketing, agronomy services and real estate agency services. The division includes 50 percent ownership interests in Hi-Fert, a wholesale fertilizer distribution company currently held for sale, Australian Wool Handlers and RD1, a New Zealand farm supply company. Following the sale of Landmark Financial Services’ loan and deposit books announced in December 2009, Landmark Rural Services also includes the remainder of the finance businesses (including insurance, wealth management, and equipment finance).

AWB’s Commodity Management business activities include grain merchandising, pool management services, storage and handling, and trade finance. Grain marketing, pool management and logistics in Australia fall under Australian Commodity Management, while activities conducted internationally through AWB Geneva and AWB India fall under International Commodity Management.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com